UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CTC MEDIA, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

12642X 10 6

(CUSIP Number)

Marilyn W. Sonnie

Jones Day

222 East 41st Street

New York, New York 10017-6702

(212) 326-3939

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 27, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 12642X 10 6	SCHEDULE 13D	Page 2 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

ALFA CTC HOLDINGS LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship of Place of Organization

Cyprus

Number Of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

39,548,896
8. Shared Voting Power

0
9. Sole Dispositive Power

39,548,896
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

39,548,896
12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

25.2%
14.	Type of Reporting Person (See Instructions)

HC

CUSIP No. 12642X 10 6	SCHEDULE 13D	Page 3 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

ALFA FINANCE HOLDINGS S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

Not applicable.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship of Place of Organization

British Virgin Islands

Number Of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

39,548,896
8. Shared Voting Power

0
9. Sole Dispositive Power

39,548,896
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

39,548,896
12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

25.2%
14.	Type of Reporting Person (See Instructions)

HC

CUSIP No. 12642X 10 6	SCHEDULE 13D	Page 4 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

CTF HOLDINGS LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

Not applicable.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship of Place of Organization

Gibraltar

Number Of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

39,548,896
8. Shared Voting Power

0
9. Sole Dispositive Power

39,548,896
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

39,548,896
12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

25.2%
14.	Type of Reporting Person (See Instructions)

HC

CUSIP No. 12642X 10 6	SCHEDULE 13D	Page 5 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

CROWN FINANCE FOUNDATION
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

Not applicable.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship of Place of Organization

Liechtenstein

Number Of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

39,548,896
8. Shared Voting Power

0
9. Sole Dispositive Power

39,548,896
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

39,548,896
12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

25.2%
14.	Type of Reporting Person (See Instructions)

OO

SCHEDULE 13D	Page 6 of 11

Item 1.	Security and Issuer

This Amendment No. 3 on Schedule 13D (this “Amendment”) relates to shares of common stock, $0.01 par value per share (the “Shares”), of CTC Media, Inc., a Delaware corporation (the “Issuer”). This Amendment supplementally amends the initial statement on Schedule 13D, filed December 29, 2006, Amendment No. 1 on Schedule 13D, filed June 27, 2007, and Amendment No. 2 on Schedule 13D, filed September 9, 2008 (as amended, the “Existing Statement” and together with this Amendment, the “Statement”), by Alfa Capital Holdings (Cyprus) Ltd., ABH Financial Limited, ABH Holdings Corp., Alfa CTC Holdings Limited, Alfa Finance Holdings S.A., CTF Holdings Limited and Crown Finance Foundation. Except as provided herein, this Amendment does not modify any of the information previously reported in the Existing Statement.

Item 2.	Identity and Background

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Alfa CTC Holdings Limited;

(ii)	Alfa Finance Holdings S.A.;

(iii)	CTF Holdings Limited; and

(iv)	Crown Finance Foundation.

This Statement relates to the Shares held of record by Alfa CTC Holdings Limited. The agreement between the Reporting Persons relating to the joint filing of this Statement is attached as Exhibit A hereto.

The Reporting Persons

Alfa CTC Holdings Limited (“Alfa CTC”) is a Cyprus company with its principal address at Themistokli Dervi 5, Elenion Building, 2nd floor, P.C. 1066, Nicosia, Cyprus. The principal business of Alfa CTC is to function as a holding company. Current information concerning the identity and background of the directors and officers of Alfa CTC is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Alfa Finance Holdings S.A. (“Alfa Finance”) is a British Virgin Islands limited liability company with its principal address at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands. Alfa Finance is the sole shareholder of Alfa CTC and, in such capacity, may be deemed to be the beneficial owner of the Shares held of record by Alfa CTC. The principal business of Alfa Finance is to function as a holding company. Current information concerning the identity and background of the directors and officers of Alfa Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

CTF Holdings Limited (“CTF Holdings”) is a Gibraltar limited liability company with its principal address at Suite 2, 4 Irish Place, Gibraltar. The principal business of CTF Holdings is to function as a holding company. CTF Holdings is the majority owner of Cotesmore Holdings Limited, a Bahamas corporation (“Cotesmore”), Laketown Services Limited, an Isle of Man corporation (“Laketown”), and Bardsley Investment Corp., a British Virgin Islands corporation (“Bardsley” and, together with Cotesmore and Laketown, the “Holding Companies”). Collectively, the Holding Companies own a majority of the shares of Alfa Finance. As a consequence of its majority ownership of the Holding Companies, CTF Holdings may be deemed to have the power to direct the voting of a majority of the shares of Alfa Finance and may therefore be deemed to be the beneficial owner of the Shares held of record by Alfa CTC. Current information concerning the identity and background of the directors and officers of CTF Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Crown Finance Foundation (“Crown Finance”) is a Liechtenstein foundation with its principal address at Am Schragen Weg 14, P.O. Box 1618, FL-9490, Vaduz, Liechtenstein. The principal business of Crown Finance is investment and management of the assets and capital of the foundation. Crown Finance is the sole shareholder of CTF Holdings and, in such capacity, may be deemed to be the beneficial owner of the Shares held of record by Alfa CTC. Current information concerning the identity and background of the directors and officers of Crown Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

The “Supervisory Board” coordinates the strategic development of a group of affiliated entities, often referred to as the “Alfa Group Consortium,” which group includes the Reporting Persons. In certain instances, the Supervisory Board issues recommendations regarding strategic business decisions to the entities that are members of the Alfa Group Consortium. Current information regarding the identity and background of the members of the Supervisory Board is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

SCHEDULE 13D	Page 7 of 11

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he or she is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 is hereby supplementally amended as follows:

The information set forth in Item 5 hereof is hereby incorporated by reference into this Item 4.

On April 27, 2011, Alfa CTC sent MTG Russia AB (“MTG”) and the Issuer a notice (the “Notice”) offering to sell to MTG on the terms and conditions specified in the Notice the 39,548,896 Shares held of record by Alfa CTC (the “Offer Shares”) pursuant to Section 4.1 of the Stockholders’ Agreement, between the Issuer, Alfa CTC and MTG, dated as of May 12, 2006 and amended November 5, 2008 and June 10, 2010 (as amended, the “Stockholders Agreement”). Pursuant to the terms of the Stockholders Agreement, MTG may, within 25 calendar days of receipt of the Notice, give notice to Alfa CTC and the Issuer of its intent to purchase, or to designate MTG affiliates to purchase, the Offer Shares. The offer to MTG to purchase the Offer Shares will expire at 12 p.m. Stockholm time, on May 25, 2011, and, should the offer be accepted by MTG, will be conditioned upon MTG receiving any regulatory approvals on or before August 23, 2011. Alfa CTC is in ongoing discussions with National Media Group CJSC (“NMG”) and related persons regarding a sale of the Offer Shares to NMG and/or its designees. Such a sale would be subject to agreement on definitive documentation, would take place following an MTG rejection or other expiration of the offer and would be at a price no lower than the price offered to MTG.

The foregoing descriptions of the Notice and the Stockholders Agreement do not purport to be complete and are qualified in their entirety by the terms of the Notice and the Stockholders Agreement, which are attached as Exhibits B and C, respectively, and are each incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5(a)(iv) of the Existing Statement is hereby deleted in its entirety and replaced with the following:

Alfa CTC is the record holder of 39,548,896 Shares (representing in aggregate approximately 25.2% of the total number of the Shares outstanding). This percentage is calculated on the basis of the Issuer having 156,965,821 Shares issued and outstanding as of February 25, 2011, as reported by the Issuer in its most recent annual report on Form 10-K for the year ended December 31, 2010. As a consequence of Alfa Finance’s direct interests in Alfa CTC, CTF Holdings’ indirect interests in Alfa Finance and Crown Finance’s direct interests in CTF Holdings, Alfa Finance, CTF Holdings and Crown Finance may be deemed to be the beneficial owners of the 39,548,896 Shares, which are held of record by Alfa CTC.

Item 7.	Material to be Filed as Exhibits

The Exhibit Index is incorporated herein by reference.

SCHEDULE 13D	Page 8 of 11

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete, and correct.

ALFA CTC HOLDINGS LIMITED

April 27, 2011
Date

/s/ Maria Pitta
Signature

Maria Pitta, Director
Name/Title

ALFA FINANCE HOLDINGS S.A.

April 27, 2011
Date

/s/ Pavel Nazarian
Signature

Pavel Nazarian, Director
Name/Title

CTF HOLDINGS LIMITED

April 27, 2011
Date

/s/ Franz Wolf
Signature

Franz Wolf, Director
Name/Title

CROWN FINANCE FOUNDATION

April 27, 2011
Date

/s/ Franz Wolf
Signature

Franz Wolf, Attorney-in-fact
Name/Title

SCHEDULE 13D	Page 9 of 11

ANNEX A

Directors and Officers of Alfa CTC Holdings Limited

Name/Title/Citizenship	Principal Occupation/ Employer/Business Activity/ Employer Address	Business Address

Charalambos Michaelides Director (Cyprus)	Chartered accountant, Abacus Limited (Corporate Secretarial Services)	Themistokli Dervi, 5, Elenion Building, 2nd Floor, P.C. 1066, Nicosia, Cyprus

Maria Pitta Director (Cyprus)	Accountant, Abacus Limited (Corporate Secretarial Services)	Themistokli Dervi, 5, Elenion Building, 2nd Floor, P.C. 1066, Nicosia, Cyprus

Directors and Officers of Alfa Finance Holdings S.A.

Name/Title/Citizenship	Principal Occupation/ Employer/Business Activity/ Employer Address	Business Address
Michael Georghiou Director (Cyprus)	Partner, Abacus Limited (Corporate Secretarial Services)	Themistokli Dervi, 5, Elenion Building, 2nd Floor, P.C. 1066, Nicosia, Cyprus

Ildar Karimov Director (Russia)	Chief Executive Officer, Alfa Finance Holdings S.A.	Moscow, Mashy Poryvaevoy str., 9, “G”, Russia

Pavel Nazarian Director (Russia)	Director, Alfa Finance Holdings S.A.	3 Boulevard du Prince Henri, L-1724, Luxembourg

Directors and Officers of CTF Holdings Limited

Name/Title/Citizenship	Principal Occupation/ Employer/Business Activity/ Employer Address	Business Address
Yuri Mikhailenko Director (British)	Director, CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Franz Wolf Director (Germany)	Director, CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Directors and Officers of Crown Finance Foundation

Name/Title/Citizenship	Principal Occupation/ Employer/Business Activity/ Employer Address	Business Address
Lars Heidbrink Director (German)	Attorney, Arcomm Trust Company (Financial Services)	Am Schragen Weg 14, P.O. Box 1618, FL-9490 Vaduz, Liechtenstein

Christian Rosenow Director (Switzerland)	CEO and President of the Board of CBR Privatinvest AG (Asset Management), Talstrasse 66, 8001 Zurich, Switzerland	Talacker 35, 8001 Zurich, Switzerland

Norbert Seeger Director (Liechtenstein)	Attorney, Arcomm Trust Company (Financial Services)	Am Schragen Weg 14, P.O. Box 1618, FL-9490 Vaduz, Liechtenstein

SCHEDULE 13D	Page 10 of 11

Members of the Supervisory Board of the Alfa Group Consortium

Name/Title/Citizenship	Principal Occupation/ Employer/Business Activity/ Employer Address	Business Address
Vladimir Ashurkov Director (Russia)	Director of Group Portfolio Management and Control, Alfa Group Consortium (Financial-Industrial Conglomerate)	Bolshoy Savinitsky per., d. 11, Pod. 3, 5th Floor, Office No. 351, 119435 Moscow, Russia

Peter Aven Director (Russia)	President, OJSC “Alfa-Bank” (Banking and Financial Services), 27 Kalanchevskaya Street, 107078 Moscow, Russia	11 Mashy Poryvaevoy Street, 107078 Moscow, Russia

Alexander Fain Director (Russia)	General Director, A1 Group Limited (Private Equity)	21 Novy Arbat Street, 121019 Moscow, Russia

Mikhail Fridman Director (Russia)	Chairman of the Supervisory Board of Alfa Group Consortium and Chairman of the Board of Directors of OJSC “Alfa Bank”	9 Mashy Poryvaevoy Street, 107078 Moscow, Russia

Andrey Gusev Director (Russia)	Acting Chief Executive Officer, X5 Retail Group N.V. (Food Retail)	Srednyaya Kalitnikovskaya Street 28-4, 109029 Moscow, Russia

Mikhail Khabarov Director (Russia)	President of Company A1 (Private Equity)	12 Krasnopresenskaya Nab. International Trade Center 2, Entrance 7 123610 Moscow, Russia

German Khan Director (Russia)	Executive Director, OAO “TNK-BP Management” (Managing Company for TNK-BP Holding)	Arbat Street, 1 119019 Moscow, Russia

Andrei Kosogov Director (Russia)	Chairman of the Board of Directors of Alfa Asset Management (Fund Management)	12 Prospect Academic Sakharov, 107078 Moscow, Russia

Alexey Kuzmichev Director (Russia)	Chairman of the Advisory Committee of A1 Group Limited (Private Equity), 12 Krasnopresenskaya Nab., International Trade Center 2, Entrance 7, 123610 Moscow, Russia	21 Novy Arbat Street, 10th Floor, Office 1046, 121019 Moscow, Russia

Alexey Reznikovich Director (Russia)	Chief Executive Officer, OOO ALTIMO (Telecommunications), 11 Savvinskaya nab., 119435 Moscow, Russia	Str. Novy Arbat, Build. 21 GSP-2 119992 Moscow, Russia

Nigel John Robinson Director (United Kingdom)	Director of Corporate Development, Finance and Control, CTF Holdings Ltd., Suite 2, 4 Irish Place, Gibraltar	Office 351, Floor 5, Entrance 3, Building 11, Bolshoi Savinskiy Pereulok, 119435 Moscow, Russia

To the best of the Reporting Persons’ knowledge: (a) none of the persons listed in this Annex A hold any Shares, and (b) none of the persons listed in this Annex A has any contracts, arrangements, understandings or relationships with respect to the Shares. Unless noted otherwise, each individual’s business address is the same as the address of such individual’s employer.

SCHEDULE 13D	Page 11 of 11

EXHIBIT INDEX

Exhibit A            Joint Filing Agreement by and among Alfa CTC Holdings Limited, Alfa Finance Holdings S.A., CTF Holdings Limited and Crown Finance Foundation, dated as of September 9, 2008, incorporated by reference to the statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on September 9, 2008.

Exhibit B            Notice, dated April 27, 2011, to MTG Russia AB and CTC Media, Inc. by Alfa CTC Holdings Limited.

Exhibit C            Stockholders’ Agreement, between CTC Media, Inc., Alfa CTC Holdings Limited and MTG Russia AB, dated May 12, 2006 and amended November 5, 2008 and June 10, 2010, incorporated herein by reference to Exhibit 10.39 to the registration statement on Form S-1/A filed with the Securities and Exchange Commission on May 12, 2006 by CTC Media, Inc., Exhibit 10.1 to the current report on Form 8-K filed with the Securities and Exchange Commission on November 12, 2008 by CTC Media, Inc. and Exhibit 10.1 to the current report on Form 8-K filed with the Securities and Exchange Commission on June 11, 2010 by CTC Media, Inc.

Exhibit D            A conformed copy of the Power of Attorney authorizing Franz Wolf to sign this Statement on behalf of Crown Finance Foundation.

Exhibit B

Alfa CTC Holdings Limited

5 Themistocles Dervis Street,

Elenion Building,

2nd Floor,

CY-1066 Nicosia

Nicosia, Cyprus

April 27, 2011

VIA OVERNIGHT COURIER AND HAND DELIVERY

MTG Russia AB

Skeppsbron 18

Box 2094

SE-103 13 Stockholm

Sweden

Attention: Chief Financial Officer

CTC Media, Inc.

Pravda Street 15A, 125124

Moscow, Russia

Attention: Chief Financial Officer

Re: CTC Media, Inc.

Gentlemen:

Reference is made to the Stockholders’ Agreement, dated as of May 12, 2006, as amended on November 5, 2008 and June 10, 2010 (the “Stockholders Agreement”), by and among CTC Media, Inc. (the “Company”), MTG Russia AB, as assignee of MTG Broadcasting AB (“MTG”), Alfa CTC Holdings Limited (f/k/a Jaystone Limited), as an original signatory and as assignee of Alfa Capital Holdings (Cyprus) Limited (“Alfa”), Cavendish Nominees Limited, Sector Investment Holding Company Limited and any other entities who have signed adoption agreements thereto. Capitalized terms used but not defined in this letter have the meanings assigned to such terms in the Stockholders Agreement.

Pursuant to Section 4.1 of the Stockholders Agreement, Alfa hereby provides notice to MTG, as Major Stockholder, that it is willing to sell to MTG, or an Affiliate of MTG designated by MTG, all of Alfa’s 39,548,896 Shares at a price of US$27.097080 per share (aggregate of US$1,071,659,598.82) in cash, payable at completion by wire transfer of immediately available funds to an account designated by Alfa. Alfa’s willingness to sell such shares is conditioned on MTG’s agreement to the following conditions, each of which will be deemed agreed by MTG if and when MTG delivers an Acceptance:

(a) in the event that MTG has not obtained any requisite regulatory approval and completed the purchase and transfer of such Shares on or before August 23, 2011; or

(b) MTG has received notice that any requisite regulatory approval will not be granted;

then in the case of clause (a) or (b) (each, a “Regulatory Condition Failure”), MTG will:

(1) consent to Alfa’s sale of the Shares at or above US$27.097080 per share (aggregate of US$1,071,659,598.82) to a third party for cash during the 90 calendar day period after Alfa receives written confirmation that a Regulatory Condition Failure has occurred; and

(2) waive any and all claims it might have against Alfa or any of its predecessor shareholders or affiliates and their respective directors and employees, including any claims under the Stockholders Agreement.

This offer will remain open and shall be capable of Acceptance until 12:00 p.m. Stockholm time on May 25, 2011, with notice of such Acceptance given in accordance with Section 8.15 of the Stockholders Agreement.

Please do not hesitate to call me if you have any questions or wish to discuss the matter.

Very truly yours,

/s/ Charalambos Michaelides

Director

cc: WilmerHale

10 Noble Street

London EC2V 7QJ

England

Attention: Trisha Johnson, Esq.

Jones Day

Gasheka Street 6, 12th floor

Moscow 125047, Russia

Attention: Vladimir Lechtman

Exhibit D

POWER OF ATTORNEY

Crown Finance Foundation, registered at “Am Schrägen Weg 14, FL-9490 Vaduz” represented by Dr. Norbert Seeger, Attorney-at-Law, Vaduz, and Lars Heidbrink, Vaduz, with joint signature right by two, herewith empowers

Mr. Franz Thomas Alexander Wolf, holder of Passport No. 256200930 of the Federal Republic of Germany, issued on March 24, 2006 by Berzirksamt Lichtenberg von Berlin

to sign on behalf of Crown Finance Foundation reports to be filed with the United States Security and Exchange Commission under the Securities Exchange Act of 1934.

This Power of Attorney is valid until 31st August 2011.

Vaduz, 2nd August 2010

CROWN FINANCE FOUNDATION

/s/ Dr. Norbert Seeger	/s/ Lars Heidbrink
(Dr. Norbert Seeger)	(Lars Heidbrink)